

May 2, 2014

<u>Via E-Mail</u>
Mahmud Haq
Chief Executive Officer
Medical Transcription Billing, Corp.
7 Clyde Road
Somerset, New Jersey 08873

> **Re: Medical Transcription Billing, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on April 7, 2014**
> **File No. 333-192989**

Dear Mr. Haq:

We have reviewed your amended registration statement and response letter dated April 4, 2014, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated January 9, 2014.

<u>Risk Factors, page 12</u>

1. Note 1 to your financial statements states that your ability to continue as a going concern is dependent on its ability to generate sufficient cash from operations to meet your cash needs and/or to raise funds to finance ongoing operations and repay debt. Under the current operating model, you will exhaust current cash resources if the line of credit is not renewed in August 2014, unless you complete additional debt or equity financing by that time. Please expand your risk factor disclosures to describe this condition and the risks to investors.

2. You state that you have not adopted any formal standards, responsibilities or procedures governing the review and approval of related-party transactions. Since you have significant contractual obligations as a result of agreements with your CEO, please expand your risk factor to include an appropriately captioned risk factor alerting investors to the fact that such agreements were not reviewed and approved by your audit committee, and discuss the resulting risks.

3. The notes to your financial statements indicate that you have restated the 2012 statement of cash flows to correct errors related to the effect of foreign exchange gains on the consolidated statement of cash flows. Although we note your risk disclosures pertaining to the material weakness in your internal control over financial reporting, please include a separately captioned risk factor disclosing the errors identified in your financial statements and the subsequent restatement.

4.   On page 94, you state that the Centers for Medicare and Medicaid Services has stated that it is concerned that percentage-based billing services may encourage RCM companies to commit or to overlook fraudulent or abusive practices. Please tell us what consideration you gave to discussing CMS' concerns and the resulting risks to your company.

 "We may be unable to retain customers of the Target Sellers …," page 12

5.   You disclose that in the past, your failure to retain acquired customers has led to decreases in our revenues. The current caption does not appear to reflect the historical challenges discussed in the subcaption to the risk factor. Please refocus the caption to ensure that it reflects your experience in this regard.

"We structure our acquisitions as asset purchases …," page 13

6.   You indicate that you will not assume certain liabilities from the Target Companies.   In particular, you state that you will not assume $1.4 million in liabilities as part of the acquisition of Omni's assets, and $1.2 million in liabilities as part of the acquisition of CastleRock's assets. Please expand this risk factor to provide quantitative context to the liabilities that are not being assumed, and the risks related to non-payment of such liabilities by the sellers. Ensure that you discuss whether payment to the Target Company creditors is assured under the asset acquisition agreements.

"We have incurred recent operating losses …," page 17

7.   Please expand the risk factor caption to state that you have recently experienced net losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Case Study: Metro Medical Acquisition, page 58

8.   We note your response to prior comment 2 and we reissue the comment. Please tell us how your presentation complies with Regulation G, Item 10(e), and the related Compliance & Disclosure Interpretations. In this regard, your presentation of contribution margin is not in accordance with GAAP, or calculated exclusively from amounts determined in accordance with GAAP. Further, it is not a measure of segment profit/loss that is in conformity with Accounting Standards Codification 280. Please remove the measure of contribution margin from your presentation, or tell us how it complies with the above standards.

9.   Please clarify whether the directly identifiable expenses include all claims processing expenses, including any related technology costs. To the extent these are excluded, revise your disclosures accordingly.

Discussion of the Pro Forma Financial Results for the year ended December 31, 2013, page 67

10.   Please disclose the amount of revenue included in your pro forma results for the year
        ended December 31, 2013 attributable to customers that you did not retain subsequent to
        the acquisition date.

Liquidity and Capital Resources, page 70

11.   We note your disclosures regarding your current business condition on page F-8. Please
        ensure your liquidity discussion is consistent with these disclosures, including that you
        have no further availability under your line of credit as of March 31, 2014, and under the
        current operating model, you will exhaust current resources if the line of credit is not
        renewed in August 2014.

12.   You state that, among other sources of cash, amounts available under your revolving line
        of credit will be sufficient to meet your working capital, capital expenditure and
        acquisition financing requirements for at least the next 12 months. Yet in Note 1 to your
        financial statements you disclose that your line of credit with TD Bank has a limit of $1.2
        million and the Company has no further availability under the line as of March 31, 2014.
        Additionally, you disclose that the line of credit will terminate and amounts thereunder
        will become payable on August 29, 2014 unless it is further extended by the lender.
        Please reconcile your disclosures in this section with your financial statements, and
        expand your risk factor disclosures to reflect the risks related to the lack of available
        funds under this facility, and the impact of a demand payment by the bank upon its
        expiration in August 29, 2014.

Contractual Obligations and Commitments, page 72

13.   You state that you have received a support letter from the holder of the Company's
        convertible notes which demonstrates the holder's commitment to provide financial
        support to you in the amount of $1.2 million in various forms, and that your CEO has
        committed, if necessary to contribute additional capital up to $400,000. Please file such
        agreement in your next amendment. Further, please expand your disclosure in the
        liquidity section to discuss how you have assessed the sufficiency of these commitments,
        including the ability of these parties to fulfill these obligations. Please also disclose any
        other corresponding limitations or risks associated with these commitments

Consolidated Financial Statements for the years ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm, page F-2

14.   We note your disclosure on page F-8 that you have restated your 2012 financial
        statements for a correction of an error. Tell us why you have not labeled the applicable
        columns in your financial statements "As Restated." Further, tell us how your auditors

considered including a reference in their audit report to the restatement. We refer you to AU561.06.

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2013 and 2012

9. Notes Payable and Line of Credit

Convertible Note, page F-22

15.   We note your disclosure that the contingent redemption feature of this promissory note represents an embedded derivative instrument under ASC 815 that is required to be accounted for separately from the debt instrument. However, it does not appear that you disclose any redemption features. Please clarify your disclosures to describe the redemption features of the note. Further, please clarify the authoritative accounting literature you are relying on in accounting for this note.

13. Income Taxes, page F-24

16.   We note that you recorded a valuation allowance of $82, 052 during 2013, which increased your tax provision. Please clarify your disclosures to describe the nature of the increase in valuation allowance. We note your disclosure on page 64 that you had a valuation allowance against the state net operating loss carry forwards in the amount of $82,000. However, it appears that deferred tax asset relating to your state net operating loss carry forward is only $17,000 as of December 31, 2013.

Exhibit Index

17.   In your next amendment please file the consents for Ms. Busquet and Dr. Tabibi. Refer to Rule 438 of Regulation C.

18.   We are unable to locate exhibit 2.3. Please advise.

19.   To the extent your next amendment incorporates exhibits by reference, please indicate the filing date of the previously filed document where the particular incorporated exhibit may be located.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-Mail</u>
        Zev M. Bomrind
        Fox Rothschild LLP